May 21, 2001


Electronic Transmittal


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


                       Re:  Interneuron Pharmaceuticals, Inc.


Dear Sir or Madam:

     On behalf of J. Morton Davis and D.H. Blair Investment Banking Corp., transmitted herewith is an amended Schedule 13D reporting changes in beneficial ownership of the securities of the above-mentioned company.




Very truly yours,

/s/ David Selengut


David Selengut

DS:dv








                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 23)
                          --------------------



                        Interneuron Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  460573108
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Ellenoff, Grossman, Schole, & Cyruli, LLP
                370 Lexington Avenue, New York, NY  10017   (212) 370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                May 21, 2001
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 4 pages

CUSIP No.  460573108                 13D                   Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            5,146,487
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             5,146,487
                 --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,146,487
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         12%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  460573108                 13D           Page 3 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            5,096,331
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             5,096,331
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,096,331
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 4 Pages

          J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment"), (together, the "Reporting Parties") hereby amend the following in their statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of Interneuron Pharmaceuticals, Inc. (the "Issuer") as follows:

Item 5. (a) is hereby amended in its entirety as follows:

          As of May 21, 2001, Mr. Davis may be deemed to beneficially own 5,146,487 shares or 12% of the Issuer's shares issued and outstanding as follows: (i) 50,156 shares owned directly by Mr. Davis and (ii) 5,096,331 shares owned by Blair Investment.

          As of May 21, 2001, Blair Investment may be deemed to beneficially own 5,096,331 sgares ir 11.9% of the Issuer's shares as indicated in (ii) above.

          This Amendment corrects certain information contained in Amendment
          #22.


Item 5. (b) is hereby amended in its entirety as follows:


          Mr. Davis has the sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned directly by him and those owned by Blair Investment.



                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                              /s/ J. Morton Davis
Date:    May 21, 2001                   ____________________________
         New York, New York                  J. Morton Davis








                                       D.H. BLAIR INVESTMENT BANKING CORP.



                                              /s/ David Nachamie
Date:    May 21, 2001                  by_____________________________
         New York, New York                     David Nachamie
                                                Treasurer